S.L. REED & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	246,459
Receivable from clearing organization		37,780
Deposit with clearing organization		141,064
Prepaid expense		13,550
Total assets	$	438,853

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	34,160
Commissions payable		20,815
Total liabilities		54,975
Stockholder's Equity		
Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding		5,000
Additional paid-in capital		197,850
Retained earnings		181,028
Total stockholder's equity		383,878
Total liabilities and stockholder's equity	$	438,853

See accompanying financial statements.